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                                 [INVIVO LOGO]

December 23, 2003

Dear Stockholders:

     I am pleased to inform you that Invivo Corporation has entered into an Agreement and Plan of Merger, dated as of December 17, 2003, by and among Invivo Corporation, Intermagnetics General Corporation and Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation, a wholly owned subsidiary of Intermagnetics General Corporation, pursuant to which Invivo Acquisition Corporation has commenced a tender offer to purchase all of the outstanding shares of common stock of Invivo for $22.00 per common share, net to the seller in cash, without interest.

     The tender offer is conditioned upon, among other things, a minimum of a majority of Invivo's outstanding common shares on a fully diluted basis being tendered and not withdrawn prior to the expiration of the offer. After completion of the tender offer and the satisfaction of certain conditions, Invivo Acquisition Corporation will be merged with and into Invivo, and any Invivo common shares not purchased in the tender offer (other than dissenting shares) will, by virtue of the merger and without any action by the holders of such shares, be converted into the right to receive an amount in cash equal to $22.00 per share (or any higher per share price that Invivo Acquisition Corporation determines in its sole discretion to pay in the tender offer).

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES, HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, AND HAS RECOMMENDED THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER SHARES PURSUANT TO THE OFFER.

     Enclosed is a copy of Invivo's Schedule 14D-9, as filed with the Securities and Exchange Commission on December 23, 2003. The Schedule 14D-9 contains additional information relating to the tender offer and the merger, including a description of the reasons for your Board of Director's conclusions described in the preceding paragraph. Also enclosed are Invivo Acquisition Corporation's offer to purchase, dated December 23, 2003, a letter of transmittal for use in tendering your Invivo common shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before making your decision to tender your common shares.

     Your Board of Directors and the management and employees of Invivo thank you for your continued support.

                                          Sincerely,

                                          James B. Hawkins
                                          Chief Executive Officer